

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 21, 2006

<u>via U.S. mail and facsimile</u>

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   194389

> **RE: Met-Pro Corporation**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **File No. 1-07763**

Dear Mr. De Hont:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant